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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VERSO TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

290375 10 4

(Cusip Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 290375 10 4

1.	Name of Reporting Person: Melanie Noble-Couchman		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,501,917

		6.	Shared Voting Power: 31,679 (a)

		7.	Sole Dispositive Power: 1,501,917

		8.	Shared Dispositive Power: 31,679 (a)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,402,478 (b)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐

11.	Percent of Class Represented by Amount in Row (9): 4.95%(c)

12.	Type of Reporting Person (See Instructions): IN

(a)	All 31,679 of these shares are held jointly by the reporting person and her spouse.

(b)	Includes 2,842,682 shares held by David Couchman, Ms. Couchman’s spouse, and 26,200 shares issuable upon the exercise of presently exercisable options held by Ms. Couchman’s spouse, with respect to each of which Ms. Couchman disclaims beneficial ownership.

(c)	Percentage ownership is calculated based upon 88,938,020 shares outstanding as of December 31, 2002.

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13G

Item 1.
	(a)	Name of Issuer:
Verso Technologies
	(b)	Address of Issuer's Principal Executive Offices:
400 Galleria Pkwy, Suite 300 Atlanta, Georgia 30326

Item 2.
	(a)	Name of Person Filing:
Melanie Noble-Couchman
	(b)	Address of Principal Business Office or, if none, Residence:
8890 Huntcliff Trace Atlanta, Georgia 30350
	(c)	Citizenship:
USA
	(d)	Title of Class of Securities:
Common Stock, $.01 par value per share
	(e)	CUSIP Number:
290375 10 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

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13G

Item 4.	Ownership.
(a) Amount beneficially owned:
4,402,478(b)
(b) Percent of class:
4.95%(c)
(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
1,501,917
(ii) Shared power to vote or to direct the vote:
31,679(a)
(iii) Sole power to dispose or to direct the disposition of:
1,501,917
(iv) Shared power to dispose or to direct the disposition of:
31,679(a)
Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.
Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule, pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identification of each member of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable

(a)	All 31,679 of these shares are held jointly by the reporting person and her spouse.

(b)	Includes 2,842,682 shares held by David Couchman, Ms. Couchman’s spouse, and 26,200 shares issuable upon the exercise of presently exercisable options held by Ms. Couchman’s spouse, with respect to each of which Ms. Couchman disclaims beneficial ownership.

(c)	Percentage ownership is calculated based upon 88,938,020 shares outstanding as of December 31, 2002.

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13G

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 5, 2002

/s/ Melanie Noble-Couchman
Name:	Melanie Noble-Couchman

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representatives authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and title of each person who signs the statement shall be typed or printed beneath his signature.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties for whom copies are to be sent.

     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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